767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

February 10, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Silver Run Acquisition Corporation II

Draft Registration Statement on Form S-1

Confidentially Submitted November 23, 2016

CIK No. 0001690769

Dear Mr. Schwall:

On behalf of our client, Silver Run Acquisition Corporation II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2016, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001690769) confidentially submitted with the Commission on November 23, 2016 (the “November 23 Draft”). We are concurrently submitting via EDGAR Amendment No.1 to the Draft Registration Statement on Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Draft Amendment, including copies marked to show the changes from the November 23 Draft.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.  The Company represents that, to the extent there are any such written communications that the Company or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide them supplementally to the Staff for review, whether or not potential investors retain copies.

Management, page 104

2.                                      We note disclosure throughout the prospectus that you intend on having independent directors.  Please update the disclosure here and identify your independent directors accordingly.  Refer to Item 407(a) of Regulation S-K.

The Company has revised the disclosure on pages 108-112 in response to the Staff’s comment.

Description of Securities, page 117

3.                                      Please briefly describe the factors that the underwriter will consider in determining whether to allow earlier separate trading of Class A common stock and warrants comprising the units.

The Company understands that, once engaged, the underwriter will consider such factors as its assessment of the relative strengths of the securities markets in general and the trading pattern of, and demand for, the Company’s securities in particular in determining whether to allow earlier separate trading of the Class A common stock and warrants comprising the units.  The Company advises the Staff that it will update this response after an underwriter has been engaged to the extent any such underwriter advises the Company that it will consider factors materially different than those set forth in the preceding sentence.

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Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:                                Ken Ryan

Chief Executive Officer

Silver Run Acquisition Corporation II

Irene Barberena-Meissner

Kevin Dougherty

Securities and Exchange Commission